EXHIBIT 12

CB RICHARD ELLIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

(Dollars in thousands)

	CB Richard Ellis Group				Predecessor Company
	Year Ended December 31,			Period From February 20 (inception) to December 31,	Period From January 1 to July 20,	Year Ended December 31,
	2003		2002	2001	2001	2000	1999
(Loss) income before provision for income taxes	$(40,980)		$48,833	$35,442	$(32,910)	$68,139	$39,461
Less: Equity income from unconsolidated subsidiaries	14,929		8,968	1,661	2,854	7,112	7,528
Add: Distributed earnings of unconsolidated subsidiaries	11,140		10,417	2,408	2,844	8,389	12,662
Fixed charges	113,625		83,019	38,618	31,063	59,985	56,524

Total earnings before fixed charges	$68,856		$133,301	$74,807	$(1,857)	$129,401	$101,119

Fixed charges:
Portion of rent expense representative of the
interest factor (1)	$26,409		$22,518	$8,901	$10,760	$18,285	$17,156
Interest expense	87,216		60,501	29,717	20,303	41,700	39,368

Total fixed charges	$113,625		$83,019	$38,618	$31,063	$59,985	$56,524

Ratio of earnings to fixed charges	n/a	(2)	1.61	1.94	n/a (3)	2.16	1.79

(1)	Represents one-third of operating lease costs, which approximates the portion that relates to the interest portion.
(2)	The ratio of earnings to fixed charges was negative for the year ended December 31, 2003. Additional earnings of $44.8 million would be needed to have a one-to-one ratio of earnings to fixed charges.
(3)	The ratio of earnings to fixed charges was negative for the period from January 1, 2001 to July 2001. Additional earnings of $32.9 million would be needed to have a one-to-one ratio of earnings to fixed charges.